March 30, 2026

VIA EDGAR

To: United States Securities and Exchange Commission

Re: Taseko Mines Limited (the "Company")

 Annual Report on Form 40-F

 Consent of Expert

This consent is provided in connection with the Company's annual report on Form 40-F report for the year ended December 31, 2025 to be filed by the Company with the United States Securities and Exchange Commission (the "SEC") and any amendments thereto (the "Annual Report").  The Annual Report incorporates by reference, among other things, the Company's Annual Information Form for the year ended December 31, 2025 (the "AIF").

I hereby consent to the use of my name in connection with reference to my involvement in the preparation of the following technical report (the "Technical Report"):

  Technical Report Update on the Yellowhead Copper Project, British Columbia, Canada dated July 10, 2025 which has an effective date of June 30, 2025 and to references to the Technical Report, or portions thereof, in the Annual Report, the AIF and the Company's registration statement on Form F-10 (SEC No. 333-288490) and registration statement on Form S-8 (SEC No. 333-276442) (the "Registration Statements") and to the inclusion and incorporation by reference of the information derived from the Technical Report in the Annual Report, the AIF and the Registration Statements.

Yours truly,

/s/ Adil Cheema
Adil Cheema, P.Eng., Director, Process Engineering